SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G
                                 (Rule 13d-102)
  Information to be included in Statement Filed Pursuant to Rules 13-d(b), (c)
         and (d) and Amendments thereto filed pursuant to Rule 13d-2(b)
                                (Amendment No. )*




                          Lexicon Genetics Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, US$ 0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   528872 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP No. 528872 10 4                 13G                    Page 2 of 13 Pages
---------------------                                        -------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              APAX Scotland VI LP
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   |_|
                                                               (b)   |_|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Scotland

---------------------------------- ---------- ----------------------------------
                                       5      SOLE VOTING POWER

                                              -0-

            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY

            OWNED BY                          2,850,000 Common Stock

                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING

             PERSON                           -0-
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              2,850,000 Common Stock

---------------------------------- ---------- ----------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,850,000 Common Stock

------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*
                                                                        |_|

------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              5.9%

------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       PN

------------- ------------------------------------------------------------------

---------------------                                        -------------------
CUSIP No. 528872 10 4                 13G                    Page 3 of 13 Pages
---------------------                                        -------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              APAX Scotland VI Co. Limited

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   |_|
                                                               (b)   |_|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Scotland.
---------------------------------- ---------- ----------------------------------
                                       5      SOLE VOTING POWER

                                              -0-

            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY

            OWNED BY                          2,850,000 Common Stock

                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING

             PERSON                           -0-
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              2,850,000 Common Stock

---------------------------------- ---------- ----------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,850,000 Common Stock

------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                         |_|

------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              5.9%

------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       CO

------------- ------------------------------------------------------------------

---------------------                                        -------------------
CUSIP No. 528872 10 4                 13G                    Page 4 of 13 Pages
---------------------                                        -------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              APAX Partners & Co. Ventures Ltd.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   |_|
                                                               (b)   |_|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              England

---------------------------------- ---------- ----------------------------------
                                       5      SOLE VOTING POWER

                                              -0-

            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY

            OWNED BY                          2,850,000 Common Stock
                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING

             PERSON                           -0-
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              2,850,000 Common Stock

---------------------------------- ---------- ----------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,850,000 Common Stock

------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*
                                                                        |_|

------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              5.9%

------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       CO

------------- ------------------------------------------------------------------

---------------------                                        -------------------
CUSIP No. 528872 10 4                 13G                    Page 5 of 13 Pages
---------------------                                        -------------------


------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              APAX Partners & Co. Ventures Holdings Ltd.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   |_|
                                                               (b)   |_|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              England

---------------------------------- ---------- ----------------------------------
                                       5      SOLE VOTING POWER

                                              -0-

            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY

            OWNED BY                          2,850,000 Common Stock
                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING

             PERSON                           -0-
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              2,850,000 Common Stock

---------------------------------- ---------- ----------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,850,000 Common Stock

------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*
                                                                        |_|

------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              5.9%

------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       CO

------------- ------------------------------------------------------------------

---------------------                                        -------------------
CUSIP No. 528872 10 4                 13G                    Page 6 of 13 Pages
---------------------                                        -------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              APAX Partners & Co. Ltd.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   |_|
                                                               (b)   |_|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              England

---------------------------------- ---------- ----------------------------------
                                       5      SOLE VOTING POWER

                                              -0-

            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY

            OWNED BY                          2,850,000 Common Stock
                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING

             PERSON                           -0-
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              2,850,000 Common Stock

---------------------------------- ---------- ----------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,850,000 Common Stock

------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*
                                                                        |_|

------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              5.9%

------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       CO

------------- ------------------------------------------------------------------

Item 1.
-------

         (a) Name of Issuer

             Lexicon Genetics Incorporated (the "Issuer")

         (b) Address of Issuer's Principal Executive Offices

             4000 Research Forest Dr.
             The Woodlands,
             Texas 77381
             USA

Item 2.
-------

         (a) Name of Persons Filing

             This Schedule 13G is being filed jointly by (i) Apax Scotland VI LP, a limited liability partnership organized under the laws of Scotland ("Apax Scotland LP"), (ii) Apax Scotland VI Co. Limited, a limited liability company organized under the laws of Scotland and the general partner of Apax Scotland LP ("Apax Scotland Company"),
             (iii) Apax Partners & Co. Ventures Ltd., a limited liability company organized under the laws of England and Wales and the Manager of each of the APAX Partnerships (as defined below) ("AVL"), (iv) Apax Partners & Co. Ventures Holdings Ltd., a limited liability company organized under the laws of England and Wales and the controlling stockholder of AVL and APAX Scotland Company ("AVL Holdings") and (v) Apax Partners & Co. Ltd., a limited liability company organized under the laws of England and Wales, and the controlling shareholder of AVL Holdings ("Apax").

             The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder or that any Reporting Person is the beneficial owner of any securities owned by any other Reporting Person.

             Apax Scotland LP is the general partner of each of APAX UK VI-A, L.P., a Delaware limited liability partnership ("APAX A"), APAX UK VI-B, L.P., a limited liability partnership organized under the laws of England and Wales ("APAX B"), APAX UK VI-C, L.P., a Delaware limited liability partnership ("APAX C"), APAX UK VI-D, L.P., a limited liability partnership organized under the laws of England and Wales ("APAX D") and APAX UK VI-E, L.P., a limited liability partnership organized under the laws of England and Wales ("APAX E", and collectively with APAX A,

             APAX B, APAX C and APAX D, the "APAX Partnerships"). The APAX Partnerships beneficially own, in the aggregate, 2,850,000 Common Stock, US$ 0.001 par value of the Issuer (the "Ordinary Shares").

             National Westminster Bank Plc is the custodian for each of the APAX Partnerships and holds the Ordinary Shares in the name of its wholly owned subsidiary, Apax Funds Nominees Limited.

         (b) Address of Principal Business Office or, if none, Residence

             15 Portland Place
             London, W1B 1PT, England

         (c) Citizenship

             APAX Scotland LP and APAX Scotland Company are organized under the laws of Scotland. AVL, AVL Holdings and APAX are organized under the laws of England and Wales.

         (d) Title of Class of Securities

             Common Stock US$ 0.001 par value (the "Ordinary Shares")

         (e) CUSIP Number

             528872 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
-------  ---------------------------------------------------------------

         (a) |_| Broker or Dealer registered under Section 15 of the Act,

         (b) |_| Bank as defined in section 3(a)(6) of the Act,

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act,

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940,

         (e) |_| Investment Adviser registered under section 203 of the Investment Advisors Act of 1940,

         (f) |_| An employee benefit plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F),

         (g) |_| A parent holding company, in accordance withss.240.13d-1(b)(ii)(G) (Note: See Item 7),

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership
-------  ---------

         (a) Amount Beneficially Owned

         As a result of the relationships set forth in Item 2 above, the following Reporting Persons may be deemed to beneficially own the Ordinary Shares set forth below:

         Reporting Person                           Amount
         ----------------                           ------

         APAX Scotland Partnership                 2,850,000
         APAX Scotland Company                     2,850,000
         AVL                                       2,850,000
         AVL Holdings                              2,850,000
         APAX                                      2,850,000

         (b) Percent of Class

         As a result of the relationships set forth in Item 2 above, the following Reporting Persons may be deemed to beneficially own the percentage of Ordinary Shares set forth below:

         Reporting Person                           Percent
         ----------------                           -------

         APAX Scotland Partnership                   5.9%
         APAX Scotland Company                       5.9%
         AVL                                         5.9%
         AVL Holdings                                5.9%
         APAX                                        5.9%

         The percentage of the outstanding Ordinary Shares reported in this
         Schedule 13G is calculated on the basis of 48,117,925 Ordinary Shares issued and outstanding as of September 30, 2000 according to the declaration of the Issuer in the filing of Schedule 10 Q4 2000.

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote

                  None.

             (ii) Shared power to vote or to direct the vote

         As a result of the relationships set forth in Item 2 above, the following Reporting Persons may be deemed to share the power to vote or to direct the vote of the Ordinary Shares set forth below:

         Reporting Person                           Amount
         ----------------                           ------

         APAX Scotland Partnership                 2,850,000
         APAX Scotland Company                     2,850,000
         AVL                                       2,850,000
         AVL Holdings                              2,850,000
         APAX                                      2,850,000

              (iii) Sole power to dispose or to direct the disposition of

                    None.

               (iv)  Shared power to dispose or to direct the disposition of

         As a result of the relationships set forth in Item 2 above, the following Reporting Persons may be deemed to share the power to dispose or to direct the disposition of the Ordinary Shares set forth below:

         Reporting Person                           Amount
         ----------------                           ------

         APAX Scotland Partnership                 2,850,000
         APAX Scotland Company                     2,850,000
         AVL                                       2,850,000
         AVL Holdings                              2,850,000
         APAX                                      2,850,000

Item 5.  Ownership of Five Percent or Less of a Class
-------  --------------------------------------------

              Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
-------  ---------------------------------------------------------------

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
-------  ------------------------------------------------------------------

              Not applicable.

Item 8.  Identification and Classification of Members of the Group
-------  ---------------------------------------------------------

              Not applicable.

Item 9.  Notice of Dissolution of Group
-------  ------------------------------

              Not applicable.

Item 10.  Certification
--------  -------------

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2001

                                  APAX Scotland VI LP
                                  By: General Partner, Apax Scotland VI Co.
                                      Limited


                                  By:  /s/ John McMonigall   /s/ Adrian Beecroft
                                     -------------------------------------------
                                  Name:    John McMonigall       Adrian Beecroft
                                  Title:   Director              Director


                                  APAX Scotland VI Co. Limited


                                  By:  /s/ John McMonigall   /s/ Adrian Beecroft
                                     -------------------------------------------
                                  Name:    John McMonigall       Adrian Beecroft
                                  Title:   Director              Director


                                  APAX Partners & Co. Ventures Ltd.


                                  By:  /s/ John McMonigall   /s/ Adrian Beecroft
                                     -------------------------------------------
                                  Name:    John McMonigall       Adrian Beecroft
                                  Title:   Director              Director


                                  APAX Partners & Co. Ventures Holdings Ltd.


                                  By:  /s/ John McMonigall   /s/ Adrian Beecroft
                                     -------------------------------------------
                                  Name:    John McMonigall       Adrian Beecroft
                                  Title:   Director              Director

                                  APAX Partners & Co. Ltd.


                                  By:  /s/ Roy Oliver        /s/ Ronald Cohen
                                     -------------------------------------------
                                  Name:    Roy Oliver            Ronald Cohen
                                  Title:   Director              Director

                                                                     EXHIBIT


                                    AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G dated February , 2001 relating to the Ordinary Shares, Common Stock US$ 0.001 par value, of Lexicon Genetics Incorporated, as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:  February 13, 2001


                                  APAX Scotland VI LP
                                  By: General Partner, Apax Scotland VI Co.
                                      Limited


                                  By:  /s/ John McMonigall   /s/ Adrian Beecroft
                                     -------------------------------------------
                                  Name:    John McMonigall       Adrian Beecroft
                                  Title:   Director              Director


                                  APAX Scotland VI Co. Limited


                                  By:  /s/ John McMonigall   /s/ Adrian Beecroft
                                     -------------------------------------------
                                  Name:    John McMonigall       Adrian Beecroft
                                  Title:   Director              Director


                                  APAX Partners & Co. Ventures Ltd.


                                  By:  /s/ John McMonigall   /s/ Adrian Beecroft
                                     -------------------------------------------
                                  Name:    John McMonigall       Adrian Beecroft
                                  Title:   Director              Director


                                  APAX Partners & Co. Ventures Holdings Ltd.


                                  By:  /s/ John McMonigall   /s/ Adrian Beecroft
                                     -------------------------------------------
                                  Name:    John McMonigall       Adrian Beecroft
                                  Title:   Director              Director


                                  APAX Partners & Co. Ltd.


                                  By:  /s/ Roy Oliver        /s/ Ronald Cohen
                                     -------------------------------------------
                                  Name:    Roy Oliver            Ronald Cohen
                                  Title:   Director              Director